SE 17004635

Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2017 Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACCESS FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. CLINTON SUITE 450

(No. and Street)

CHICAGO	ILLINOIS	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NANCY GORCHOFF 312-655-8211

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SASSETTI, LLC

(Name – *if individual, state last, first, middle name*)

6611 W. NORTH AVE.	OAK PARK	IL	60302
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NANCY GORCHOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCESS FINANCIAL GROUP, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICTOR JOHN CHIGAS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 11, 2017

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS
FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
FOR NINE MONTHS
ENDING
DECEMBER 31, 2016

Exemption Report

Access Financial Group, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii)

Access Financial Group, Inc.

I, **Nancy Gorchoff,** swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Dated 1/30/17

ACCESS FINANCIAL GROUP, INC.

TABLE OF CONTENTS

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Access Financial Group, Inc.

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. as of December 31, 2016, and the related statements of income and comprehensive income, changes in shareholder's equity, and cash flows for the nine months then ended. These financial statements are the responsibility of Access Financial Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the nine months then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Access Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Access Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sassetti LLC

Oak Park, IL

February 24, 2017

6611 W. North Avenue ■ Oak Park, IL 60302 ■ P 708.386.1433 ■ F 708.386.0139 ■ www.sassetti.com

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2016
ASSETS		
Cash and cash equivalents	$	1,264,944
Receivable from broker-dealer		37,616
TPA record keeping and administrative fees receivable		407,007
Securities owned, at fair value		980,111
Property and equipment, net of accumulated depreciation of **$ 169,092**		83,130
Other assets		62,004
	$	**2,834,812**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	251,269
Deferred income taxes		35,000
TOTAL LIABILITIES		286,269
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value; 4,000,000 shares authorized; and 1,231,962 issued and outstanding		12,320
Additional paid in capital		1,114,551
Retained earnings		1,417,614
Accumulated other comprehensive loss		4,058
TOTAL STOCKHOLDERS' EQUITY		2,548,543
	$	**2,834,812**

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	FOR NINE MONTHS ENDING December 31, 2016
REVENUES	
Commissions and fees	$ 1,021,210
TPA record keeping and administrative fees	1,540,809
Interest and dividend income	30,713
Gain on sale of marketable securities	5,343
Other income	-
TOTAL REVENUES	2,598,075
OPERATING EXPENSES	
Commissions, clearing and exchange fees	832,697
Compensation and related expenses	1,054,345
Communications and data processing	146,576
Occupancy	171,330
Other operating expenses	266,750
TOTAL OPERATING EXPENSES	2,471,698
INCOME BEFORE TAXES	126,377
PROVISION FOR INCOME TAXES	17,897
NET INCOME	108,480
OTHER COMPREHENSIVE INCOME	
Unrealized holding gains arising during the period	66,643
Deferred income tax expense on unrealized losses	20,277
TOTAL OTHER COMPREHENSIVE INCOME	46,366
TOTAL COMPREHENSIVE INCOME	**$ 154,846**

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Loss	Total
BALANCE - April 1, 2016	1,231,962	$ 12,320	$ 1,114,551	$ 1,309,134	$(42,308)	$ 2,393,697
Comprehensive income:						
Net income	-	-	-	108,480	-	108,480
Other comprehensive income	-	-	-	-	46,366	46,366
BALANCE - December 31, 2016	1,231,962	$ 12,320	$ 1,114,551	$ 1,417,614	$ 4,058	$ 2,548,543

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS

		FOR NINE MONTHS ENDING DECEMBER 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	108,480
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		21,454
Gain on sale of marketable securities		(5,343)
(Increase) decrease in assets:		
Receivable from broker - dealer		(7,872)
TPA record keeping and administrative fees receivable		18,865
Other assets		44,877
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		33,052
Deferred income taxes		(40,277)
NET CASH PROVIDED BY OPERATING ACTIVITIES		173,236
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(7,371)
Net purchase/sale of marketable securities		143,526
NET CASH PROVIDED BY INVESTING ACTIVITIES		136,155
NET INCREASE IN CASH AND CASH EQUIVALENTS		309,391
Cash and cash equivalents beginning of year		955,553
Cash and cash equivalents at end of year	$	1,264,944
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	-
Income taxes paid	$	58,290
Change in unrealized loss, net of deferred taxes, recorded in other comprehensive income	$	46,366

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - Organization and nature of business

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on December 18, 1992. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

In 2016, the Company decided to change its corporate yearend from March 31 to December 31.

NOTE B - Summary of significant accounting policies

Basis of accounting

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

Management fee receivable, administrative fees receivable and allowance for doubtful accounts

Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially in arrears of each calendar quarter. The Company determined there were no accounts deemed uncollectible, and as a result had no allowance for doubtful accounts recorded at December 31, 2016.

Property and equipment

Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to primarily depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and other comprehensive income. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

NOTE B - Summary of significant accounting policies, continued

Advertising costs
The Company expenses advertising costs as incurred. Advertising expense for the nine months ending December 31, 2016 was $ 3,417.

Securities transactions
Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

Fair value of financial instruments
The Company has adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels established by FASB ASC 820 are described as follows:

Level 1 - Valuation is based on quoted prices for identical assets or liabilities traded in active markets.

Level 2 - Valuation is based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is based on model-based techniques that use significant inputs and assumptions not observable in the market. These unobservable inputs and assumptions reflect the Fund's estimates of inputs and assumptions that market participants would use in pricing the assets and liabilities, and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented in the Statement of Financial Condition.

NOTE B - Summary of significant accounting policies, continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive loss

Other comprehensive loss refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are included in comprehensive loss but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity.

Subsequent events

The Company has evaluated subsequent events through February 24, 2017, the date which the financial statements were issued, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

NOTE C - Employee benefit plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution; however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution for the nine months ending December 31, 2016 was **$27,217.**

NOTE D - Securities owned, at fair value

In accordance with the ASC 820, the following tables represent the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016:

	Quoted Prices In Active Markets for Identical Assets (Level 1)
Equities and financial institution preferred equities	**$980,111**

NOTE D - Securities owned, at fair value, continued

There were no transfers between levels during the nine months ending December 31, 2016. The company classifies its marketable securities as "available for sale". They may be sold in response to changes in interest rates, liquidity need, and for other purposes.

Cost and fair value of marketable equity securities at December 31, 2016 are as follows:

December 31, 2016	Cost	Gross unrealized gains (losses)	Fair value
Equities and financial institution preferred equities	**$982,957**	**$(2,846)**	**$980,111**

NOTE E - Commitments and related party transactions

The Company leases office space under an operating lease agreement expiring on May 31, 2022. The lease is with a partnership in which the officers of the Company have an interest. Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows for the years ending December 31st:

2017	$	63,323
2018	$	154,635
2019	$	156,890
2020	$	159,635
2021	$	162,896
Thereafter	$	165,747
	$	863,126

Rent expense for the nine months ending December 31, 2016 was $ **115,227** part of which was paid to the affiliated partnership.

NOTE F - Property and equipment

Property and equipment

Property and equipment consist of the following as of December 31, 2016:

Furniture and equipment	$	15,427
Computer equipment	$	147,848
Leasehold improvements	$	88,947
	$	252,222
Less accumulated depreciation	$	(169,092)
	$	**83,130**

Depreciation expense for the nine months ending December 31, 2016 was **$21,454.**

NOTE G - Off balance sheet credit and market risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commissions receivables on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers with which it conducts business.

NOTE H - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company has a net capital of $1,889,156, which is $1,839,156 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was .13 to 1 at December 31, 2016.

ACCESS FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE I - Income taxes

The Company's total deferred tax assets and deferred tax liabilities at December 31, 2016 are as follows:

Total deferred tax assets	$ -
Total deferred tax liability	$ (35,000)
Net deferred tax liability	$ (35,000)

The Company's provision for income taxes consists of the following:

Current income tax expense	$ 58,174
Deferred tax expense	$ (40,277)
	$ 17,897

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company follows the accounting guidance for uncertainty in income taxes according to the FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The company is no longer subject to U.S. federal and state income tax examinations by the authorities for years before 2012.

NOTE I - Income taxes, continued

The provision for income taxes generally does not bear the customary relationship to pretax statutory income that would be expected applying ordinary corporate tax rates. A reconciliation of the Company's provision for taxes determined by applying the federal and state statutory rate of 41.75% as of

December 31, 2016 is as follow:

	December, 2016	Effective Tax Rate
Provision computed at statutory rate	$ 52,762	41.75%
Dividends received deduction	(16,807)	(13.30)%
Other, including rate adjustment	(18,058)	(14.29)%
Total statutory income taxes incurred	$ 17,897	14.16%

ACCESS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

ACCESS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1

		December 31, 2016
Total Stockholders' Equity from Statement of Financial Condition	$	2,548,543
Less non-allowable assets		(557,608)
Add deferred tax liability		35,000
Net capital before haircuts on securities	$	2,025,935
Haircuts on securities pursuant to Rule 15c3-1		(136,779)
Net capital	$	1,889,156
Net capital requirement		50,000
Excess net capital	$	1,839,156
Total aggregate indebtedness	$	251,268
Percentage of aggregate indebtedness to net capital		13.30%

This section only applicable if there are adjustments made
Reconciliation with Company's computation of Net Capital (included in Part ll A of Form X-17A-5) as of December 31, 2016:

Net capital, as reported in Company's Part ll A Unaudited Focus Report	$	1,889,158
Other operating adjustments		-
Adjustment to deferred tax liability		-
Adjustment for non-allowable assets		-
Net capital, per December 31, 2016 audit report	$	1,889,158

This section only applicable if there are adjustments made

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part ll A of Form X-17A-5) as of December 31, 2016:

Total Aggregate Indebtedness, as reported in Company's Part ll A Focus Report	$	251,268
Adjustment to liabilities		-
Exclusion of deferred tax liability as previously reported		-
Total Aggregate Indebtedness, per December 31, 2016 audit report	$	251,268

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule for the nine months ending December 31, 2016.

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Access Financial Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Access Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Access Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Access Financial Group, Inc. stated that Access Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Access Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC
Oak Park, IL
February 24, 2017

6611 W. North Avenue · Oak Park, IL 60302 · P 708.386.1433 · F 708.386.0139 · www.sassetti.com

SUPPLEMENTARY REPORT

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Access Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2016, which were agreed to by Access Financial Group Inc. and the Securities and Exchange Commission, Financial Industry Regularity Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Access Financial Group Inc.'s compliance with the applicable instructions of Form SIPC-7. Access Financial Group's management is responsible for Access Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the nine months ended December 31, 2016 with the amounts reported in Form SIPC-7 for the nine months ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

Oak Park, IL
February 24, 2017

6611 W. North Avenue ▫ Oak Park, IL 60302 ▫ P 708.386.1433 ▫ F 708.386.0139 ▫ www.sassetti.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046065 FINRA DEC
ACCESS FINANCIAL GROUP, INC
118 NORTH CLINTON ST., SUITE 450
CHICAGO, IL 60661-2394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Geri Krosel 312-655-8214

WORKING COPY

2. A.	General Assessment (item 2e from page 2)		$ 2,422
B.	Less payment made with SIPC-6 filed (exclude interest) PAYMENT WAIVED FOR SIPC 6 Date Paid		(-0-)
C.	Less prior overpayment applied		(-0-)
D.	Assessment balance due or (overpayment)		2,422
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 2,422
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,422 CK#73144	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACCESS FINANCIAL GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23RD day of FEBRUARY, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning APRIL 1, 2016
and ending december 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,664,720
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,664,720
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	135,138
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	25,783
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ITS (TPA) $1,534,834.49 (Deductions in excess of $100,000 require documentation)	1,534,834
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	1,695,755
2d. SIPC Net Operating Revenues	$ 968,965
2e. General Assessment @ .0025	$ 2,422

(to page 1, line 2.A.)

ACCESS
FINANCIAL GROUP, INC.

February 23, 2017

Securities Investors Protection Corp.
Ms. Linda McKenzie Siemers
805 Fifteenth Street NW, Suite 800
Washington, D.C, 20005-2215

RE: Letter of explanation for Access Financial Group Deductions on 12/31/2016 SIPC 7 Calculation

Dear Ms. Siemers,

It was suggested by SIPC that we always include this letter as an explanation of our deductions of Funeral Home Accounting Fees from our SIPC calculation. Access Financial Group does participant record-keeping for funeral homes and cemeteries preneed trusts through its memorial record keeping division, Interment Trust Services (ITS). People prepay for their funerals and burial plots and pay this money to their funeral homes or cemeteries (FH/Cems). These FH/Cems need to put the funds in a funeral trust account. ITS/Access does participant detailed record-keeping for the FH/Cem accounts in three different types of accounting services. These will be described below.

1) Investment Advisory FH/Cem Accounts. For these accounts, Access does the investment management is paid an Investment Advisory Fee and receives NO commissions. This Investment Advisory revenue is included in the calculation of revenue that SIPC receives a fee on. Access also receives an accounting fee on the NH trust that is not part of the Investment Advisory Fee and therefore these fees been excluded from the SIPC calculation, as this portion of the business has nothing to do with investments.

2) Investment Management / Record-Keeping accounts. For these accounts, Any investments purchased or sold through Access that generate commissions are included in the SIPC calculation, for which SIPC receives a fee. Any ITS Record-Keeping fees for accounting services from this group of FH/Cem accounts have been excluded from the SIPC calculation, as this portion of the business has nothing to do with investments.

3) TPA Only Accounts – Third Party Record-Keeping. For these accounts, Access has nothing to do with any of the investments, and receives a copy of the bank or trust statement from outside Banks to do accounting services. ITS/Access only performs a TPA/accounting service function and therefore excludes all revenues from this line of business from the SIPC calculation, as this portion of the business has nothing to do with investments.

The revenue deductions are grouped as follows:

Investment Advisory Accounts: $0.00 Deductions
Third Party Record-Keeping (TPA) Only Accounts: $1,534,834.49 Deductions for Accounting Services

Please feel free to contact me if you have any questions.

Sincerely,

Nancy J. Gorchoff
Chief Financial Officer
Access Financial Group, Inc.
(312) 655-8211

ACCESS FINANCIAL GROUP INC.

073144

2/23/2017	SIPC 7 12-31-2016	2,422.00	0.00	2,422.00

Check: 073144

2,422.00

THIS CHECK HAS A COLORED BACKGROUND AND CONTAINS MULTIPLE SECURITY FEATURES - SEE BACK FOR DETAILS

VOID VOID VOID VOID

ACCESS FINANCIAL GROUP INC.
118 N. CLINTON STREET, SUITE 450
CHICAGO, IL 60661

JPMorgan Chase Bank, N.A.
Chicago, IL
2-1/710

073144

DATE

AMOUNT

*TWO THOUSAND FOUR HUNDRED TWENTY-TWO AND XX / 100

2/23/2017

**********2,422.00*

PAY TO THE ORDER OF

SECURITIES INVESTOR
PROTECTION CORPORATION
PO BOX 92185
WASHINGTON, DC 20090-2185

HEAT SENSITIVE RUB AREA TO VERIFY

AUTHORIZED SIGNATURE

⑈073144⑈ ⑆071000013⑆ 156110850⑈

ACCESS FINANCIAL GROUP INC.

073144